EXHIBIT 11 - COMPUTATION OF EARNINGS PER SHARE
                     (Thousands Except Per Share Amounts)

                                      Three Months Ended    Six Months Ended
                                         September 30         September 30
                                        1995      1994       1995      1994

Primary Earnings Per Share
Net income                            $ 4,075    $ 2,472   $ 8,724    $ 4,416
Preferred stock dividends                              1         1          2

                                      $ 4,075    $ 2,471   $ 8,723    $ 4,414

Shares outstanding
  Weighted average common shares       12,341     12,340    12,341     12,373
  Net common shares issuable on
    exercise of stock options              43                   24          1
  Average common shares outstanding
    as adjusted                        12,384     12,340    12,365     12,374

Primary earnings per share               $.33       $.20      $.71       $.36


Fully Diluted Earnings Per Share
Net income                            $ 4,075    $ 2,472   $ 8,724    $ 4,416
Interest on convertible debentures,
  net of applicable income taxes                       8                   15
                                      $ 4,075    $ 2,480   $ 8,724    $ 4,431

Shares outstanding
  Average common shares as adjusted
    for primary computation            12,384     12,340    12,365     12,374
  Common shares issuable if the
    preferred stock and convertible
    debentures were converted at
    the beginning of the year               5         60         5         51
  Additional common shares issuable
    on exercise of stock options           47                   24          2
  Average common shares outstanding
    as adjusted                        12,436     12,400    12,394     12,427

  Fully diluted earnings per share       $.33       $.20      $.71       $.36






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